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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                            TD WATERHOUSE GROUP, INC.
                       (Name of Subject Company (Issuer))

                          TD WATERHOUSE HOLDINGS, INC.

                            THE TORONTO-DOMINION BANK

                            TD WATERHOUSE GROUP, INC.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   87236210 8
                      (CUSIP Number of Class of Securities)

                          Christopher A. Montague, Esq.
                            The Toronto-Dominion Bank
                       P.O. Box 1, Toronto-Dominion Centre
                            Toronto, Ontario M5K 1A2
                                     Canada
                                 (416) 982-8345

                                 with a copy to:

                               Lee Meyerson, Esq.
                           Simpson Thacher & Bartlett
                              425 lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

                (Name, address, and telephone numbers of persons
               authorized to receive notices and communications on
                            behalf of filing persons)

                            CALCULATION OF FILING FEE

-------------------------------------- -----------------------------------------
         Transaction valuation*                Amount of filing fee**

             $386,036,300.00                         $77,207.26
-------------------------------------- -----------------------------------------


* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 40,635,400 shares of common stock, par value $.01 per share (the "Shares") of TD Waterhouse Group, Inc. (the "Company"), at a purchase price of $9.50 per Share, net in cash. Such number of Shares represents 338,971,600 Shares outstanding as of October 16, 2001 (excluding for this purpose Shares issuable upon exchange of certain exchangeable preference shares issued by a Company subsidiary, which exchangeable preference shares are held by The Toronto-Dominion Bank and its subsidiaries), less the 298,336,200 Shares already owned by The Toronto-Dominion Bank.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:   $73,143.72
               Form or Registration No.: Schedule TO
               Filing Parties:  TD Waterhouse Holdings, Inc.;
                                The Toronto-Dominion Bank
               Date Filed:  October 17, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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[ ]      Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.
                                             ----------

[ ]      issuer tender offer subject to Rule 13e-4.
                                        ----------

[X]      going-private transaction subject to Rule 13e-3.
                                                   -----

[ ]      amendment to Schedule 13D under Rule 13d-2
                                              -----

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                         AMENDMENT NO. 1 TO SCHEDULE TO

         This Amendment No. 1 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO initially filed with the Securities and Exchange Commission on October 17, 2001 (the "Schedule TO") by The Toronto-Dominion Bank, a Canadian chartered bank ("Parent"), and TD Waterhouse Holdings, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of TD Waterhouse Group, Inc., a Delaware corporation (the "Company"), at an increased purchase price of $9.50 per share, net to the seller in cash (the "Offer Price"). The original offer is set forth in the Offer to Purchase dated October 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were attached as Exhibits (a)(1)(i) and
(a)(1)(ii), respectively, to the Schedule TO. The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

ITEMS 1 THROUGH 9, 11, 12 AND 13

         (1) The section "Special Factors--Background of this Offer" in the Offer to Purchase is hereby amended by adding the following new paragraphs to the end thereof:

         "On October 25, 2001, Messrs. Hindery and Dodge telephoned Mr. Baillie and advised him that, after discussions with their legal and financial advisors, the Special Committee had preliminarily concluded that it would be inclined to recommend that stockholders not tender their Shares at the then-effective Offer Price of $9.00 per Share, but would be prepared to recommend that stockholders tender their Shares if the Offer Price were increased to $10.75 per Share. Mr. Baillie advised Messrs. Hindery and Dodge that it was Parent's belief that the price offered by Parent was fair and reasonable, and that Parent and its financial advisor did not agree with the valuation analyses prepared by the Special Committee's financial advisor, Salomon Smith Barney Inc., which the Special Committee was considering in its deliberations. Later on October 25, 2001, representatives of Parent requested that the Special Committee receive a presentation from Morgan Stanley. The Special Committee agreed to receive such a presentation.

         Prior to the presentation by Morgan Stanley, at the Special Committee's instruction, Salomon Smith Barney provided to Morgan Stanley portions of the financial analyses presented by Salomon Smith Barney to the Special Committee. Those portions of Salomon Smith Barney's financial analysis showed that, based upon increases in the stock prices of Charles Schwab, E*Trade and Ameritrade between October 9 and October 23, 2001 the implied price of the Shares (without any premium) was $8.02 per Share, that the reference range of the selected companies analysis was $9.50 to $11.50 per Share, that the reference range of the going private selected premiums analysis was $9.33 to $11.00 per Share, and that the reference range of the discounted cash flow analysis was $9.54 to $11.54 per Share. Morgan Stanley and Salomon Smith Barney then discussed their respective valuation methodologies and certain differences in their analyses. Morgan Stanley then briefed Parent on these discussions and the Salomon Smith Barney analyses.

         On October 26, 2001, the Special Committee met, with its legal and financial advisors present, to discuss the financial analysis performed by Morgan Stanley. At the meeting, Morgan Stanley explained to the Special Committee the result of its October 26 analysis and how it compared to the financial analysis that Salomon Smith Barney had presented to the Special Committee.

Immediately following the meeting, Mr. Hindery telephoned Mr. Baillie and advised him that the Special Committee had reaffirmed its view that it would recommend that stockholders of the Company not tender their Shares at the price of $9.00 per Share. Mr. Hindery and Mr. Baillie agreed to meet the following morning.

         Mr. Hindery and Mr. Baillie met on the morning of October 27, 2001 and had a further discussion concerning the Offer. During this discussion, Mr. Baillie indicated that Parent continued to believe the $9.00 Offer Price was fair, but in the interests of addressing the Special Committee's concerns on price, might be prepared to increase the Offer Price if doing so would lead to the Special Committee recommending the Offer or remaining neutral. Mr. Hindery indicated that the Special Committee would welcome an increase in the Offer Price, and might be prepared to recommend the Offer at a price below $10.75. No specific price between $9.00 and $10.75 was discussed at the meeting.

         On October 29, 2001, following a meeting of executives of Parent and Parent's legal and financial advisors, Mr. Baillie telephoned Mr. Hindery to inform him that Parent was willing to increase the Offer Price to $9.50 if that would result in a positive recommendation of the Special Committee but that Parent would continue with its $9.00 offer if the Special Committee did not approve the proposed $9.50 per Share price. Later that day, Mr. Hindery telephoned Mr. Baillie and told him that the Special Committee continued to believe that an offer price of $10.00 or more per Share was appropriate and could be supported by the Special Committee.

         Mr. McDonald met with Mr. Hindery on the morning of October 30, 2001 to further discuss the Offer. During that discussion, Mr. McDonald indicated that Parent strongly believed that the increase in the Offer Price to $9.50 per Share that it had previously proposed was fair, and again asked Mr. Hindery to accept the conditional price increase that Parent had previously proposed. Following deliberation, Mr. Hindery advised Mr. McDonald that, subject to the concurrence of the other Special Committee member, his preliminary view was that he would be prepared to recommend the Offer to stockholders of TD Waterhouse if , the Offer Price were increased to $9.50 per Share, and the Offer were made contingent on a majority of the publicly traded shares being tendered. In a separate telephone call, Mr. Dodge indicated to Mr. McDonald that without the structural protection of such new contingency, he could not recommend the Offer at any price lower than $9.75 per Share. Later on October 30, 2001, Mr.
McDonald communicated to Mr. Hindery that TD Bank was prepared to increase the Offer Price to $9.50 per Share, and to make the Offer subject to the condition that a majority of the publicly traded Shares tendered, if the Committee would recommend the Offer as revised. Following that call, the Special Committee met with its legal and financial advisors and approved the Offer as revised.

         Concurrently with these discussions with the Special Committee, lawyers for Parent also conducted discussions and negotiations with lawyers for the plaintiffs in the litigation described in the Offer to Purchase. These discussions covered, among other things, financial and other changes to the terms of the Offer that address the matters raised by the plaintiffs in the pending litigation. On October 30, 2001, Parent and the Company reached an agreement in principle with plaintiffs to settle all pending stockholder litigation in Delaware. The agreement is subject to the approval of the Delaware Chancery Court.

         By unanimous written consent, adopted on October 30, 2001, the board of directors of the Company adopted a resolution granting to the Special Committee the power and authority to determine, in its sole discretion, the position, if any, of the Company with respect to the Offer for purposes of Rule 14d-9 and Rule 14e-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to prepare and cause the Company to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments or supplements to that statement that the Special Committee determined were appropriate.


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         (2) The following is added as a new section under "Special Factors" in the Offer to Purchase, immediately following "Special Factors--Background of this Offer":

"RECOMMENDATION OF THE SPECIAL COMMITTEE

         On October 30, 2001, the Special Committee determined to recommend the Offer to the Company's stockholders at the revised $9.50 per Share offer price and with the revised conditions (as so revised, the "Amended Offer"). Pursuant to authority delegated to it on October 30, the Special Committee determined that the Company's position on the Amended Offer, for purposes of Rules 14d-9 and 14e-2 under the Exchange Act, is to recommend that stockholders accept the Amended Offer. Because of actual or potential conflicts of interest on the part of all of the members of the Company's Board of Directors other than the members of the Special Committee, the Company's full board has not acted on the Amended Offer and Parent does not expect that it will act. Accordingly, the Company's position on the Amended Offer has been determined solely by the Special Committee."

         A copy of Parent's press release announcing the Amended Offer is filed herewith as Exhibit (a)(1)(x).

         (3) The section "Special Factors--Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is hereby amended by deleting the final paragraph thereof and replacing it with the following:


         "To the best of Parent's and the Purchaser's knowledge, all of the directors and executive officers of the Company, other than those individuals, if any, for whom the tender of Shares could cause them to incur liability under the provisions of the Exchange Act, or to the extent their Shares are restricted shares, currently intend to tender all Shares owned by them pursuant to the Offer."

         (4) The introductory paragraph on the cover page of the Offer to Purchase, setting forth certain conditions to the Offer, is hereby amended by deleting such paragraph and replacing it with the following:

         "THIS OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES" OR THE "COMPANY COMMON STOCK") OF TD WATERHOUSE GROUP, INC. (THE "COMPANY") THAT, EXCLUDING THE SHARES OWNED BY THE TORONTO-DOMINION BANK ("PARENT") AND ITS SUBSIDIARIES, WILL CONSTITUTE A MAJORITY OF THE REMAINING OUTSTANDING SHARES (EXCLUDING SHARES ISSUABLE UPON EXCHANGE OF EXCHANGEABLE PREFERENCE SHARES ISSUED BY A COMPANY SUBSIDIARY) ON THE EXPIRATION DATE OF THE OFFER. AS OF OCTOBER 30, 2001, PARENT AND ITS SUBSIDIARIES OWNED AN AGGREGATE OF 298,336,200 SHARES, WHICH CONSTITUTED APPROXIMATELY 88% OF THE ISSUED AND OUTSTANDING SHARES. THIS OFFER IS ALSO SUBJECT TO OTHER IMPORTANT TERMS AND CONDITIONS. SEE "THE TENDER OFFER--SECTION
13. CERTAIN CONDITIONS TO THE OFFER."

         (5) The question and answer captioned "What are the most important conditions to the offer?" in the section titled "Summary Term Sheet" in the Offer to Purchase is hereby amended by deleting such paragraph and replacing it with the following:

"What are the most important conditions to the offer?

         The offer is subject to several conditions, including the condition that there be tendered and not withdrawn a number of shares of TD Waterhouse Group common stock that, excluding the shares of common stock owned by TD Bank and its subsidiaries, constitutes a majority of the outstanding shares of common stock (excluding for this purpose shares of common stock issuable upon exchange of exchangeable preference shares issued by a TD Waterhouse Group subsidiary and held by TD Bank and some of its subsidiaries). We calculate the minimum number of shares of common stock required to be tendered in order to satisfy this condition to be approximately 20,317,701 shares as of October 30, 2001. We do not believe that we need to obtain any antitrust, bank regulatory or other material governmental approvals, consents or clearances in order to complete this offer. See "The Tender Offer--Section 13. Certain Conditions to the
Offer."

         (6) The section "Introduction" in the Offer to Purchase is hereby amended by deleting the third paragraph thereof and replacing it with the following:

"The Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration date a number of Shares that, excluding Shares owned by Parent and its subsidiaries, constitutes a majority of the remaining outstanding Shares (excluding for this purpose Shares issuable upon exchange of the Exchangeable Preference Shares) on the expiration date of the Offer (the "Minimum Condition"). Parent and the Purchaser calculate that approximately 20,317,701 Shares must be tendered in order to satisfy the Minimum Condition. The Offer is subject to certain additional conditions. See "The Tender Offer--Section 13. Certain Conditions to the Offer." The Purchaser reserves the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC")) to amend or waive any one or more of the terms and conditions of the Offer, other than the Minimum Condition, which may not be waived without the consent of the Special Committee."


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         (7) The section "The Tender Offer--Section 1. Terms of the Offer" is hereby amended by deleting clause (2) of the third paragraph thereof and replacing it with the following:

           "(2) waive any condition, other than the Minimum Condition, which may not be waived without the consent of the Special Committee, or otherwise amend the Offer in any respect;"

         (8) The section "The Tender Offer--Section 13. Certain Conditions to the Offer" in the Offer to Purchase is hereby amended by adding the following condition as clause (h) to such Section:

"the Special Committee, or the Company acting upon the direction of the Special Committee, shall have withdrawn or shall have amended or modified in a manner adverse to the Purchaser or Parent (whether by amendment to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 or otherwise) its recommendation of the Amended Offer."

         (9) The section "The Tender Offer--Section 14. Certain Legal Matters--Stockholder Litigation" is hereby amended by adding the following to the end of such section:

"On October 30, 2001, Parent and the Company reached an agreement in principle with plaintiffs to settle all pending stockholder litigation in Delaware relating to Parent's and the Purchaser's tender offer . The agreement in principle is subject to the approval of the Delaware Chancery Court."

       (10) Item 12 of the Schedule TO is hereby amended by adding the following thereto:

         (a)(1)(x) Text of press release of Parent announcing the amended offer, dated October 30, 2001.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      THE TORONTO-DOMINION BANK


                                      /S/ CHRISTOPHER A. MONTAGUE
                                      ----------------------------------
                                      Name:   Christopher A. Montague
                                      Title:  Excutive Vice President, General
                                              Counsel and Secretary




                                      TD WATERHOUSE HOLDINGS, INC.


                                      /S/ STEPHEN D. MCDONALD
                                      -------------------------------------
                                      Name:   Stephen D. McDonald
                                      Title:  Deputy Chairman



                                      TD WATERHOUSE GROUP, INC.


                                      /S/ RICHARD H. NEIMAN
                                      -----------------------------------
                                      Name:   Richard H. Neiman
                                      Title:  Executive Vice President,
                                              General Counsel and
                                              Secretary


Date:  October 30, 2001


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                                  EXHIBIT INDEX

Exhibit No.                               Description
-----------                               -----------


(a)(1)(x) Text of press release of Parent announcing the amended offer, dated October 30, 2001.